October 3, 2011

Via FACSIMILE and EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Attorney-Advisor

RE:  SHOPEYE, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED AUGUST 5, 2011
     FILE NO. 333-176098

Mr. Houseal:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to ShopEye, Inc. (the "Company") dated September 9, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We refer to your response to prior comment 1. Your document continues to include language that refers to your anticipated product and its intended features in ways that suggest that the product "will" be developed and that it "will" contain the intended features. For example, the final sentence on page 3 refers to the application you hope to develop in a manner that suggest that the development will occur; failing to emphasize the substantial uncertainty that such a product may be successfully developed. The first paragraph on page 4 refers to the product and its features in a similar manner, and it should be revised to refer to the product and its features as objectives the achievement of which are not assured. The Business section contains numerous similar statements. Similarly, on page 14, you state that even if less than all of the offering proceeds are raised, Mr. Marsh "will" complete all of the objectives you hope to achieve through your planned uses of proceeds. Any statements of this nature should be expressed as expectations of the company which may not be accomplished. Please revise your document throughout as necessary.

RESPONSE:

We concur with the Staff and have revised the document to reflect the product references that they are the expectations of the company, but they may not be accomplished.

STAFF COMMENT 2:

We note the risk factor disclosure added to your revised document in response to prior comment 3. Please expand the disclosure in your Description of Securities section to provide all of the disclosure required by Item 202(a) of Regulation S-K. In particular you should discuss the extent to which the board of directors may establish the rights and preferences of series of preferred stock in order to provide a materially complete description of common stock.

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RESPONSE:

We concur with the Staff and have expanded the disclosure in the Description of Securities to comply with Item 202(a) of Regulation S-K.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-337-8936.

Sincerely,

/s/ Chris Marsh

Chris Marsh
Chief Executive Officer

Enclosure